Exhibit (a)(1)(A)

July 8, 2013

GRAPHON CORPORATION

To the Holders of Warrants

This letter is to inform you that GraphOn Corporation (the “Company”) is offering one half of a new warrant to purchase one share of the Company’s common stock (“common stock”) at an exercise price of $1.00 per share (the “New Warrants”) for each warrant exercised by a holder issued to investors in the Company’s private placement on September 1, 2011 (as modified by the Warrant Amendment described below, the “Investor Warrants”) and each warrant issued to the placement agent as compensation for their services in connection with such private placement (the “Placement Agent Warrants” and, collectively with the Investor Warrants, the “Existing Warrants”), upon the terms set forth in the enclosed “Offer to Exercise Warrants to Purchase Common Stock of GraphOn Corporation.” dated as of July 8, 2013 (the “Offer to Exercise”).  All terms not defined in this letter shall have the meanings set forth in the Offer to Exercise.

Pursuant to an Exercise Agreement, dated as of June 17, 2013 (“Exercise Agreement”), the Company and the holders of at least a majority of the Investor Warrants amended all of the Investor Warrants as a series (the “Warrant Amendment”) to delete certain provisions relating to anti-dilution rights of the holders and other features that required the Company to record a derivative liability on its balance sheet each fiscal quarter based on the fair value of the Investor Warrants as of the end of such fiscal quarter.  The Placement Agent Warrants, which are in substantially the same form as the Investor Warrants prior to the Warrant Amendment, were not amended as part of the Warrant Amendment and contain anti-dilution rights of the holders and other features resulting in the Company incurring a derivative liability while such warrants remain outstanding.

This Offer to Exercise is being undertaken by the Company pursuant to the terms of the Exercise Agreement.  In the Exercise Agreement we agreed to make this Offer to Exercise to each of the holders of Investor Warrants (with the right to make the same offer with respect to the Placement Agent Warrants) to provide them with the same opportunity to exercise their Existing Warrants and receive New Warrants as received by the holders who were party to the Exercise Agreement.  The New Warrants will have the same general terms as the Investor Warrants (after giving effect to the Warrant Amendment) other than the exercise price, which will be $1.00 per share and the expiration date under the New Warrants will be five years from the date of issuance.  To the extent Existing Warrants are exercised under this Offer to Exercise, the exercise proceeds received by the Company will be used as working capital and for other general corporate purposes.

Holders may elect to exercise some or all of their Existing Warrants.  Existing Warrants that are not exercised pursuant to this Offer to Exercise will remain outstanding pursuant to their existing terms (as modified by the Warrant Amendment in the case of the Investor Warrants).

The enclosed Offer to Exercise together with the Election to Participate and Exercise Warrant, Notice of Withdrawal, Form of New Warrant, Accredited Investor Questionnaire, Joinder to New Registration Rights Agreement and Supplemental Company Information constitute the “Offering Materials.” The Offering Materials provide information regarding the Offer to Exercise and instructions as to how you can participate and exercise your Existing Warrants.  You should read all of the materials carefully before you decide whether to exercise any of your Existing Warrants.  Please note that the Offering Materials include information regarding the Company in order to allow holders of Existing Warrants who are not “accredited investors,” if any, to participate in the Offer to Exercise. Although you are not required to be an accredited investor in order to participate in the Offer to Exercise, the Company will require you to complete an accredited investor questionnaire in connection with the Offer to Exercise.

To participate in the Offer to Exercise and exercise an Existing Warrant and receive the number of shares of Company common stock issuable therefore, a New Warrant for one-half of a share of common stock for each share of common stock exercised under an Existing Warrant and your registration rights, you must deliver to the Company, prior to the expiration of the Offer to Exercise, which is 5:00 p.m. (Pacific time) on August 5, 2013, as may be extended by the Company in its sole discretion (the “Expiration Date”): (i) a signed copy of the Election to Participate and Exercise Warrant, (ii) a signed copy of an Accredited Investor Questionnaire, (iii) the original of your Existing Warrant (or an Affidavit of Lost Warrant) for cancellation, (iv) a signed copy of the Joinder to New Registration Rights Agreement, and (v) cash in the amount equal to the applicable exercise price of $0.26 or $0.20 per share multiplied by the number of shares of common stock you elect to purchase.

The cash exercise price may be tendered in the form of a check payable to GraphOn Corporation or by wire transfer to the Company’s account as set forth in the Election to Participate and Exercise Warrant.  These items must be properly delivered, before the Expiration Date to: GraphOn Corporation, 1901 S. Bascom Avenue Suite 660 Campbell, California 95008, telephone (800) 472-7466.  If you properly tender (and do not validly withdraw) these materials on or prior to 5:00 p.m., Pacific Time on August 2, 2013, the Expiration Date of the Offer to Exercise (or such later date and time if we extend the Offer to Exercise), promptly following the Expiration Date, we intend to notify our depositary institution and our transfer agent of our acceptance of your payment of the exercise price and these materials and issue and deliver to you the number of shares of Company common stock issuable under the Warrant and your New Warrant.

If you change your mind and do not want to participate in the Offer to Exercise, you may submit a Notice of Withdrawal to us.  However, to be effective, the Notice of Withdrawal must be properly completed and must be returned to us on or prior to 5:00 p.m., Pacific Time on August 5, 2013, the Expiration Date of the Offer to Exercise (or such later date and time if we extend the Offer to Exercise).  However, if we have not accepted your tendered Warrants and other Acceptance and Exercise Documents by September 2, 2013, which is the fortieth business day from the commencement of the Offer to Exercise, you may change your mind and submit a Notice of Withdrawal to us after August 5, 2013.  If you properly withdraw in a timely manner as set forth above, we will promptly: (i) cancel your signed copy of the Election to Participate and Exercise Warrant and Joinder to New Registration Rights Agreement, (ii) return the original copy of your Existing Warrant (which, except as modified by the Warrant Amendment in the case of the Investor Warrants, will remain unmodified and in full force and effect), or issue you a new Warrant if you submitted an Affidavit of Lost Warrant, and (iii) provide you with a check equal to the amount of cash you paid to exercise the Warrant.

Thank you for your time in reviewing this request.

Very truly yours,

/s/ Robert L. Dixon

GraphOn Corporation
Robert L. Dixon
Interim Chief Financial Officer